Exhibit 16.1

Mine safety disclosure, as required by Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”)

Atna Resources Ltd. and Subsidiaries — January through December 2013

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations (#)	Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed ($)	Total Number of Mining Related Fatalities (#)	Received Notice of Pattern of Violations Under Section 104(e) (yes/no)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as of Last Day of Period (#)	Legal Actions Initiated During Period (#)	Legal Actions Resolved During Period (#)
Briggs Mine ID 0405276	15	1	5	0	0	$40,711	0	NO	NO	0	0	0
Pinson Mine ID 26-01597	4	0	0	0	0	$1,992	0	NO	NO	0	0	0